December 4, 2018

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Jaea Hahn
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Ms. Hahn:
On behalf of the Registrant, we wish to respond by this letter to one of the comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Post-Effective Amendment No. 252 and Amendment No. 252 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“Securities Act”) on August 24, 2018 relating to the Guggenheim Ultra Short Duration Fund (the “Fund”), a new series of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and Corey F. Rose and James V. Catano of Dechert LLP on October 5, 2018. A summary of one of the SEC staff’s comments and the response of the Registrant (including the requested information) are set forth below. We will respond, on behalf of the Registrant, to the remaining SEC staff comments on PEA 252 via separate letter.
Comment:     Prior to filing the Fund’s registration statement pursuant to Rule 485(b) under the Securities Act, please provide via EDGAR correspondence completed fee and expense tables and expense examples required by Item 3 of Form N-1A.
Response:    Although financial information, including completed fee and expense tables, is typically filed pursuant to Rule 485(b) under the Securities Act, to address the SEC staff’s comment, below are the completed fee and expense tables and expense examples required by Item 3 of Form N-1A.

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

	Class A	Institutional Class	Class P
SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)	None[1]	None	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%	0.25%	0.25%
Distribution and Service (12b-1) Fees	0.25%	None	0.25%
Other Expenses[2]	0.23%	0.20%	0.25%
Total Annual Fund Operating Expenses	0.73%	0.45%	0.75%
Fee Waiver (and/or expense reimbursement)[3]	-0.15%	-0.12%	-0.17%
Total Annual Fund Operating Expenses After Fee Waiver (and/or expense reimbursement)	0.58%	0.33%	0.58%

[1]
No contingent deferred sales charge is imposed on redemptions of Class A shares of the Fund unless you acquire Class A shares of the Fund by exchanging Class A shares of another fund in the Guggenheim family of funds that was subject to a contingent deferred sales charge.

[2]	Other expenses are based on estimated amounts for the current fiscal year.

[3]
Guggenheim Partners Investment Management, LLC, also known as Guggenheim Investments (the "Investment Manager") has contractually agreed through February 1, 2020 to waive fees and/or reimburse expenses to the extent necessary to limit the ordinary operating expenses (including distribution (12b-1) fees (if any), but exclusive of brokerage costs, dividends on securities sold short, acquired fund fees and expenses, interest, taxes, litigation, indemnification, and extraordinary expenses) (“Operating Expenses”) of the Fund to the annual percentage of average daily net assets for each class of shares as follows: Class A-0.58%, Institutional Class-0.33%, and Class P-0.58%. The Investment Manager is entitled to reimbursement by the Fund of fees waived or expenses reimbursed during any of the previous 36 months beginning on the date of the expense limitation agreement, provided that the Operating Expenses do not exceed the then-applicable expense cap. The agreement will expire when it reaches its termination or when the Investment Manager ceases to serve as such and it can be terminated by the Fund’s Board of Trustees, with certain waived fees and reimbursed expenses subject to the recoupment rights of the Investment Manager.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.
The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although the actual costs may be higher or lower, based on these assumptions your costs (whether or not you redeem your shares at the end of the given period) would be:

	Class A	Institutional	Class P

1 Year	$59	$34	$59
3 Years	$218	$132	$223
5 Years	$391	$240	$400
10 Years	$892	$555	$914
The above Example reflects applicable contractual fee waiver/expense reimbursement arrangements for the current duration of the arrangements only.

FEES AND EXPENSES OF THE FUND
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Class R6
SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is lower)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.25%
Distribution and Service (12b-1) Fees	None
Other Expenses[1]	0.17%
Total Annual Fund Operating Expenses	0.42%
Fee Waiver (and/or expense reimbursement)[2]	-0.09%
Total Annual Fund Operating Expenses After Fee Waiver (and/or expense reimbursement)	0.33%

[1]	Other expenses are based on estimated amounts for the current fiscal year.

[2]
Guggenheim Partners Investment Management, LLC, also known as Guggenheim Investments (the "Investment Manager"), has contractually agreed through February 1, 2020 to waive fees and/or reimburse expenses to the extent necessary to limit the ordinary operating expenses (including distribution (12b-1) fees (if any), but exclusive of brokerage costs, dividends on securities sold short, acquired fund fees and expenses, interest, taxes, litigation, indemnification, and extraordinary expenses) (“Operating Expenses”) of the Fund to the annual percentage of average daily net assets for Class R6 shares to 0.33%. The Investment Manager is entitled to reimbursement by the Fund of fees waived or expenses reimbursed during any of the previous 36 months beginning on the date of the expense limitation agreement, provided that the Operating Expenses do not exceed the then-applicable expense cap. The agreement will expire when it reaches its termination or when the Investment Manager ceases to serve as such and it can be terminated by the Fund’s Board of Trustees, with certain waived fees and reimbursed expenses subject to the recoupment rights of the Investment Manager.

EXAMPLE
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although the actual costs may be higher or lower, based on these assumptions your costs (whether or not you redeem your shares at the end of the given period) would be:

R6

1 Year	$34
3 Years	$126
5 Years	$226
10 Years	$521
The above Example reflects applicable contractual fee waiver/expense reimbursement arrangements for the current duration of the arrangements only.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451, Corey F. Rose at Dechert LLP at 202.261.3314 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

4